POWER OF ATTORNEY

The undersigned, as a Section 16 reporting person of Vir Biotechnology, Inc. (the "**Company**"), hereby constitutes and appoints Brandy Garduno, Vanina de Verneuil and Lorin Wagner of the Company, and Alexa Belonick and Scott Paraker of Gunderson Dettmer, signing individually, as the undersigned's true and lawful attorneys-in-fact and agents to:

1. Execute for and on behalf of the undersigned a Form ID Application and/or "Update Passphrase Confirmation," if required, and submit the same to the United States Securities and Exchange Commission (the "**Commission**");
2. Complete and execute Forms 3, 4 and 5, Form 144 and other forms and all amendments thereto as such attorneys-in-fact shall in their discretion determine to be required or advisable pursuant to Section 16 of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") or under Rule 144 under the Securities Act of 1933 ("Rule 144") and in each case the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company; and
3. Do all acts necessary in order to file such forms with the Commission, any securities exchange or national association, the Company and such other person or agency as the attorneys-in-fact shall deem appropriate.

The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agent shall do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Exchange Act or Rule 144.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Form 144 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Company and the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 30, 2025.

Marianne De Backer, M.Sc., Ph.D., MBA

/s/ Marianne De Backer
Signature